November 16, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., NE
Washington, D.C. 20549

Re: Sino Agro Food, Inc.
Registration Statement on Form 10-12g
Filed on November 12, 2010
File No. 000-54191

Dear Sirs:

Please withdraw the above registration statement.

The reason for the withdrawal is that an incompleted set of financial statements was inadvertently included in the Form 10 filing.

The Company has today refiled the Form 10 with the completed financial statements.

Sincerely,

/s/ Lee Yip Kun Solomon
Lee Yip Kun Solomon
Chairman and Chief Executive Officer